October 4, 2024

Daniel T. Scavilla
President and Chief Executive Officer
Globus Medical Inc.
2560 General Armistead Avenue
Audubon , Pennsylvania 19403-5214

        Re: Globus Medical Inc.
            Form 10-K for Fiscal Year Ended December 31, 2023
            File No. 001-35621
Dear Daniel T. Scavilla :

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services